December 18, 2024

Christopher J. Bruno
Chief Executive Officer & President
RSE Innovation, LLC
40 Howard Street, Suite 215
New York, NY 10013

       Re: RSE Innovation, LLC
           Post-Qualification Amendment No. 14
           Filed December 3, 2024
           File No. 024-11612
Dear Christopher J. Bruno:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 14 to Offering Statement on Form 1-A Filed December 3, 2024
General

1. We note that your testing-the-waters materials describe the underlying asset of Series
       #STEGO as a "Full Stegosaurus Skeleton" and a "complete Stegosaurus Skeleton" and your statement that "[a]s the team continues to dig and catalog additional bones, they've signaled a strong likelihood of increasing that figure to 75% or greater." However, your disclosure on page B-8 of the offering circular states that you
       have "an expectation of achieving at least 70% completeness by the conclusion of the excavation, though no assurance can be made that the excavation will reach this level of completeness" and your risk factor disclosure on page 39 states that "many steps in the process could damage components of the Underlying Asset" and "components of the Underlying Asset may be damaged in the course of preparing it for presentation." Please reconcile your characterization of the completeness of the
       skeleton and revise the offering circular or testing-the-waters materials as applicable.
2. We note the statement in your testing-the-waters materials that "[a]s an investor, you have the exclusive privilege to influence crucial decisions. Vote on asset sales,
 December 18, 2024
Page 2

       auctions, exits, and dividend allocation, ensuring your voice is heard. Experience the true essence of ownership as you actively participate in shaping the future of your investments." However, we note your statement in the offering circular on page 91 that "[t]he Investor does not have any voting rights as an Interest Holder in the
       Company or a Series except with respect to: (i) the removal of the Manager; (ii) the dissolution of the Company upon a for-cause removal of the Manager; and
(iii) an
       amendment to the Operating Agreement ... ." Please reconcile.
3. We note your testing-the-waters materials state that your objective is to bring the fully mounted, museum-ready skeleton to market within approximately 18-24 months.
       Please revise your offering circular to disclose your current intentions to sell the asset within that time frame.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Tim Gregg